SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant’s name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated May 29, 2007 - "Environmental Impact Assesment Update Form Mirrador"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"
For Immediate Release TSX: CTQ, AMEX: ETQ	May 29, 2007

ENVIRONMENTAL IMPACT ASSESSMENT UPDATE FOR MIRADOR

VANCOUVER, BRITISH COLUMBIA, May 29, 2007 – As part of the ongoing permitting process in Ecuador, Corriente has been advised by the Ministry of Mines that proposed amendments to the company’s previously approved Environmental Impact Assessment ("EIA") at Mirador will require further study. Corriente had requested the amendments as part of the continuing process of engineering initiatives designed to enhance the Mirador project. Corriente has requested a technical report from the government outlining the areas of concern and will respond to the report in due course. During this ongoing review process, the company continues to operate under the terms of its existing Environmental Impact Assessment that was granted in May 2006.

Corriente is aware of several news reports from yesterday suggesting that the Company will have to start the EIA process from the beginning, but the last official communication from the Ministry of Mines in mid-May states that the additional work to be requested by the government refers to the amendments and not the original EIA permit. Any material updates will be announced as they are available.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com .

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: May 29, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer